MIRANDA GOLD CORP.

Suite 1410 – 800 West Pender Street

Vancouver, B.C.

V6C 2V6

August 10, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

  Tel: (604) 689-1659

  Fax: (604) 689-1722

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. ANNOUNCES BOARD APPOINTMENT

Miranda Gold Corp. is pleased to announce that Ross MacDonald has joined its Board of Directors and has been appointed as Chairman of the Audit Committee. Further to this, the Board granted Directors an additional 200,000 stock options pursuant to the Company’s stock option plan for a five year term and an exercise price of $1.64, being the closing price of the Company’s stock on the date prior to them being awarded.

Mr. MacDonald joins the Board with a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer of Cardero Resources and subsequently of Corriente Resources Inc. Mr. MacDonald holds a Bachelor of Commerce degree from the University of British Columbia and is a registered Chartered Accountant since 1968. He has held positions with Price Waterhouse in Canada and Australia, various private partnerships and public resource companies. Mr. MacDonald is currently involved as Director of Fjorland Exploration Inc, Frontier Pacific Mining Corporation and Corriente Resources Inc. He is also Chief Financial Officer of Atna Resources and VP of Finance and Chief Financial Officer of Aura Gold Inc.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Golden Aria Corp., and Romarco Minerals Inc.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.